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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459

                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                                January 25, 2006

                             Commission File Number:

                                  MetroGAS S.A.
             (Exact name of registrant as specified in its charter)

                                    MetroGAS
                 (Translation of registrant's name into English)

                         Gregorio Araoz de Lamadrid 1360
                       (C1267AAB) Buenos Aires, Argentina
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      Form 20-F X                Form 40-F
                               ---                        ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                         Yes                        No X
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                         Yes                        No X
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Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                         Yes                        No X
                            ---                       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
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                                  MetroGAS S.A.
                                TABLE OF CONTENTS

Item
----

1. Press Release dated January 25, 2006 announcing the extension of MetroGAS' APE Solicitation.

[GRAPHIC OMITTED]
www.metrogas.com.ar
-------------------
                                                                         Item 1.
                                                                         -------

FOR IMMEDIATE RELEASE

For more information please contact:

MetroGAS S.A.                                                   D'Longueil Consulting, New York
Eduardo Villegas Contte, Chief Financial Officer                Lucia Domville
(evillega@metrogas.com.ar)                                      (ldomville@nyc.rr.com)
(5411) 4309-1434                                                (917) 375-1984
Pablo Boselli, Financial Manager
(pboselli@metrogas.com.ar)
(5411) 4309-1511

            METROGAS ANNOUNCES THE AMENDMENT OF CERTAIN TERMS OF ITS
            --------------------------------------------------------
        SOLICITATION OF CONSENTS TO RESTRUCTURE ITS UNSECURED FINANCIAL
        ---------------------------------------------------------------
        INDEBTEDNESS, THE FURTHER EXTENSION OF SUCH SOLICITATION AND THE
        ----------------------------------------------------------------
                PROPOSED EXTENSION OF SUCH SOLICITATION TO ITALY
                ------------------------------------------------

         BUENOS AIRES, January 25, 2006 - MetroGAS S.A. (BASE: metr; NYSE: MGS) (the "Company") today announced that it has amended certain terms of its solicitation (the "APE Solicitation") from holders of its 9-7/8% Series A Notes due 2003 (the "Series A Notes"), its 7.375% Series B Notes due 2002 (the "Series B Notes") and its Floating Rate Series C Notes due 2004 (the "Series C Notes" and, together with the Series A Notes and the Series B Notes, the "Existing Notes") and its other unsecured financial indebtedness (the "Existing Bank Debt" and, together with the Existing Notes, the "Existing Debt"), aggregating approximately the equivalent of U.S.$ 436.9 million principal amount of Existing Debt as of September 30, 2005, subject to certain eligibility requirements, of powers of attorney authorizing the execution on behalf of the holders of its Existing Notes of, and of support agreements committing holders of its Existing Bank Debt to execute, an acuerdo preventivo extrajudicial ("APE"). The Company also announced today that it is extending the APE Solicitation to March 15, 2006 to permit the Company to solicit such powers of attorney and support agreements from holders of Existing Debt resident in Italy. The Company may extend the APE Solicitation period past March 15, 2006.

Reduction to 92% of Percentage of Principal of Existing Debt Participating in
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the Restructuring Required for Out-of-Court Restructuring or Combination
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Out-of-Court and APE Restructuring
----------------------------------

         The terms of the Company's APE Solicitation contemplate that, if requisite holders (as defined pursuant to the APE Solicitation) deliver powers of attorney and/or execute support agreements but do not hold Existing Debt aggregating at least 95% of the principal amount of the Existing Debt, the Company will restructure the Existing Debt by means of an APE restructuring and that, if a majority in number of holders of Existing Debt aggregating at least 95% but less than 98% of the principal amount of the Existing Debt deliver powers of attorney and/or execute support agreement, the Company, at its option, will either restructure the Existing Debt by means of an out-of-court restructuring (without filing the APE with the reviewing court (as defined pursuant to the APE Solicitation) or seeking court approval of the APE) or will do so by means of a combination out-of-court and APE restructuring. Such terms also provide that if holders of Existing Debt aggregating at least 98% of the principal amount of the Existing Debt deliver powers of attorney and/or execute support agreements, the Company will restructure the Existing Debt by means of an out-of-court restructuring.

         The Company has determined to reduce the number "95%" in such terms to "92%". Accordingly, if requisite holders deliver powers of attorney and/or execute support agreements but do not hold Existing Debt aggregating at least 92% of the principal amount of the Existing Debt, the Company will restructure the Existing Debt by means of an APE restructuring and, if a majority in number of holders of Existing Debt aggregating at least 92% but less than 98% of the principal amount of the Existing Debt deliver powers of attorney and/or execute support agreements, the Company, at its option, will restructure the Existing Debt by means of an out-of-court restructuring (without filing the APE with the reviewing court or seeking court approval of the APE) or will do so by means of a combination out-of-court and APE restructuring.

Modification of Deadlines for Executing the APE and for Consummating an
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Out-of-Court Restructuring and the Out-of-Court Portion of a Combination
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Out-of-Court and APE Restructuring
----------------------------------

         The terms of the APE Solicitation effectively contemplate that (i) a holder of our existing debt that executed a support agreement may terminate that support agreement if the APE has not been executed by the Company and the requisite holders by February 15, 2006, (ii) if the Company proceeds with the APE restructuring, the Company will file the APE with the reviewing court no later than the first Argentine judicial day (as defined pursuant to the APE Solicitation) following the 30th Argentine business day (as so defined) from the date the APE is executed by the requisite holders, (iii) if the Company proceeds with the out-of-court restructuring, the Company will consummate the out-of-court restructuring with the participating creditors (as so defined) no later than 45 Argentine business days from the date the APE is executed by the requisite holders, (iv) if the Company proceeds with the combination out-of-court and APE restructuring, the Company will file the APE with the reviewing court no later than the first Argentine judicial day following the 30th Argentine business day from the date the APE is executed by the requisite holders and (x) if the reviewing court issues a final and non-appealable order approving the APE by the last day of the fourth calendar month after the date the APE is first filed with the reviewing court, the Company will restructure the Existing Debt pursuant to an APE restructuring no later than 30 Argentine business days after such court order is issued or (y) if the reviewing court does not issue a final and non-appealable order approving the APE by the last day of the fourth calendar month after the date the APE is first filed with the reviewing court, the Company will consummate an out-of-court restructuring with the participating creditors no later than 15 Argentine business days following the last day of such fourth calendar month and will restructure the remaining Existing Debt pursuant to an APE restructuring and/or (v) the waiver by holders of Existing Notes of their rights with respect to such Existing Notes and the release and discharge by them of the Company, its directors and officers, the members of its supervisory committee and its shareholders, affiliates and trustees, which waivers and releases are contained in their respective letters of transmittal, will terminate if the Company announces that it will proceed with an out-of-court restructuring and does not consummate the out-of-court restructuring within 45 Argentine business days from the date the Company announce through the facilities of DTC, Euroclear and Clearstream, Luxembourg that APE has been executed by the requisite holders.

         The Company has determined to modify such terms to contemplate that (i) a holder of our existing debt that executed a support agreement may terminate that support agreement if the APE has not been executed by the Company and the requisite holders by the earlier of (x) if the Company determines to solicit participation in the restructuring by holders of Existing Debt resident in Italy, the date that is 30 Argentine business days after the first date on which the Company is permitted under Italian law and regulations to publish an offer document to effect such solicitation in Italy following review of such document by the Commissione Nazionale per le Societa e la Borsa (the Italian National Commission for Corporations and the Exchange) and (y) April 30, 2006, (ii) if the Company proceeds with the APE restructuring, the Company will file the APE with the reviewing court no later than the first Argentine judicial day following the 15th calendar day after the date the APE is executed by the requisite holders and will consummate such APE restructuring no later than 15 calendar days after the date on which the reviewing court issues a final and non-appealable order approving the APE, (iii) if the Company proceeds with the out-of-court restructuring, the Company will consummate the out-of-court restructuring with the participating creditors no later than 15 calendar days from the date the APE is executed by the requisite holders, (iv) if the Company proceeds with the combination out-of-court and APE restructuring, the Company will consummate the out-of-court restructuring with the participating creditors no later than 15 calendar days from the date the APE is executed by the requisite holders, will file the APE with the reviewing court no later than the first Argentine judicial day following the 30th Argentine business day from the date the APE is executed by the requisite holders and will restructure the remaining Existing Debt pursuant to an APE restructuring and (v) the waiver by holders of Existing Notes of their rights with respect to such Existing Notes and the release and discharge by them of the Company, its directors and officers, the members of its supervisory committee and its shareholders, affiliates and trustees, which waiver and release are contained in their respective letters of transmittal, will terminate if the Company announces that it will proceed with an out-of-court restructuring and does not consummate the out-of-court restructuring within 15 calendar days from the date the APE is executed by the requisite holders.

Extension of the Solicitation Period and Solicitation of Holders of Existing
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Debt Residing in Italy
----------------------

         The Company has determined to solicit powers of attorney and support agreements from holders of the Existing Debt residing in Italy. In order to permit the Company to make the regulatory filings required by Italian law and regulations and to afford such holders sufficient time to consider and participate in the APE Solicitation, the Company has determined to extend the APE Solicitation period to March 15, 2006.


APE Solicitation
----------------

         As of 5:00 p.m., New York City time, on January 24, 2006, the Company had received powers of attorney and support agreements, together with the necessary supporting documentation, with respect to the equivalent of approximately U.S.$ 391.2 million principal amount of Existing Debt. In addition, as of such time and date, the Company had also received powers of attorney and support agreements, but was awaiting the receipt of the necessary supporting documentation, with respect to the equivalent of an additional U.S.$
4.5 million principal amount of Existing Debt.

Amendment of Form of the Company's APE and of Letters of Transmittal
--------------------------------------------------------------------

         The Company will amend the form of its APE attached as Exhibit A to its Solicitation Statement dated November 9, 2005, as amended and supplemented, to reflect the applicable changes referred to above and, subject to the provisions of such Solicitation Statement, will execute the APE as so amended. Furthermore, the Company will deem each Letter of Transmittal executed by each holder of Existing Notes to be amended to reflect the applicable changes described above.

         The APE Solicitation will remain in all other respects subject to all terms and conditions described in the Company's Solicitation Statement dated November 9, 2005, as amended and supplemented.


THIS PRESS RELEASE IS NOT AN OFFER IN ANY JURISDICTION, INCLUDING THE UNITED STATES AND ITALY, OF THE RIGHTS OR THE INTERESTS IN THE APE ARISING FROM THE EXECUTION OF THE APE OR ANY OF THE SECURITIES THAT MAY BE ISSUED. NEITHER THE RIGHTS OR THE INTERESTS IN THE APE ARISING FROM THE EXECUTION OF THE APE NOR

ANY OF THE SECURITIES THAT MAY BE ISSUED MAY BE SOLD (A) IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR (B) IN ANY OTHER JURISDICTION IN WHICH SUCH SALE IS PROHIBITED. THE COMPANY HAS NOT REGISTERED UNDER THE SECURITIES ACT THE RIGHTS OR THE INTERESTS IN THE APE ARISING FROM THE EXECUTION OF THE APE OR ANY OF THE SECURITIES THAT MAY BE ISSUED. THE APE SOLICITATION HAS NOT BEEN MADE TO HOLDERS OF EXISTING DEBT RESIDENT IN ITALY AND WILL NOT BE MADE TO THEM OTHERWISE THAN IN FULL COMPLIANCE WITH ITALIAN LAW AND REGULATIONS. IN ADDITION, THE APE SOLICITATION IS ONLY BEING MADE IN THE EUROPEAN ECONOMIC AREA (EXCLUDING ITALY) TO QUALIFIED INVESTORS, AS THAT TERM IS DEFINED FOR THE PURPOSES OF THE EUROPEAN UNION PROSPECTUS DIRECTIVE. THE COMPANY RESERVES THE RIGHT, HOWEVER, TO EXTEND THE APE SOLICITATION TO NO MORE THAN 99 HOLDERS OF THE COMPANY'S EXISTING DEBT IN ANY MEMBER STATE OF THE EUROPEAN ECONOMIC AREA (EXCLUDING ITALY) THAT HAS IMPLEMENTED THE EUROPEAN UNION PROSPECTUS DIRECTIVE.

The Settlement Agent for the APE Solicitation outside Argentina is J.P. Morgan Chase Bank and its telephone and fax number are +1 (212) 623-5136 and +1 (212) 623-6216, respectively. The Settlement Agent for the APE Solicitation inside Argentina is J.P. Morgan Chase Bank N.A., Sucursal Buenos Aires, and its telephone/fax number is (54 11)-4348-3475/4325-8046.

                                   Signatures

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: January 25, 2006


                                              MetroGAS S.A.

                                              By: /s/ Pablo Boselli
                                                  ------------------------
                                                  Name:  PABLO E. BOSELLI
                                                  Title: FINANCIAL MANAGER